Exhibit 99.1

Cenovus announces 2016 capital budget

Focus remains on capital discipline and balance sheet strength

Calgary, Alberta (December 10, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) expects to invest between $1.4 billion and $1.6 billion in 2016. While allowing for the planned completion of well-advanced oil sands growth projects in 2016, the budget represents a 19% decrease in capital spending compared with total forecast spending for 2015.

“We expect to meet or exceed all of the operating, cost reduction and financial targets we set for ourselves in 2015, leaving us well-positioned for what we anticipate will be another volatile year ahead,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We’re financially resilient, we have one of the strongest balance sheets in the industry and we will continue to focus on safe operations, capital discipline and cost control. Even if Brent crude prices remain in the US$40 per barrel range through 2016, we believe we can continue to fund our sustaining capital program, growth projects that are nearing completion and our current dividend level.”

Cenovus’s financial resilience is demonstrated by a net debt to capitalization ratio of 13% and net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of 0.8 times, on a trailing 12-month basis, as of September 30, 2015.

Capital investment

Cenovus expects approximately 80% of its 2016 budget to be directed towards sustaining capital investments, with the remaining 20% expected to be allocated predominantly to oil sands growth projects.

Capital investment by asset ($ millions)1

	2016 Budget	2015 Guidance	% change[2]
Foster Creek	350 - 400	415 - 435	-12
Christina Lake	425 - 475	685 - 705	-35
Narrows Lake	15 - 25	45 - 50	-58
Emerging oil sands assets[3]	60 - 70	70 - 80	-13
Conventional oil[4]	175 - 225	250 - 270	-23
Natural gas	25 - 35	15 - 20	71
Refining[5]	230 - 270	220 - 250	6
Total capital investment[6]	1,400 - 1,600	1,800 - 1,900	-19

1 Based on Brent of US$52.75/bbl, WTI of US$49.00/bbl, a WTI/WCS differential of US$14.50/bbl, NYMEX gas of US$2.50/MMBtu, US$/C$ exchange rate at $0.75 and a Chicago 3-2-1 crack spread of US$12.00/bbl.

2 Percentage change based on the midpoint of the ranges.

3 Includes Grand Rapids, Telephone Lake and other emerging assets.

4 Includes Pelican Lake as well as oil assets in Alberta and Saskatchewan.

5 Refining capital investment is reported in C$ but incurred in US$ and, as such, will be impacted by foreign exchange.

6 Total capital investment includes additional investment not represented above.

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With the Christina Lake optimization project completed on time and below budget during the fourth quarter of 2015, Cenovus is now concentrating on delivering its two oil sands growth projects that are already far along in the construction process. The Foster Creek phase G and Christina Lake phase F expansions are on track with first oil from both projects anticipated in the third quarter of 2016.

At Cenovus’s conventional oil operations, the bulk of planned 2016 capital spending is expected to go towards maintaining and optimizing current oil production volumes. Minimal capital spending is anticipated at the company’s heavy oil operations at Pelican Lake.

Cenovus also continues to invest in its refining business, as integration is an important part of the company’s overall strategy. The 2016 budget for Cenovus’s Wood River Refinery and Borger Refinery in the U.S., which are jointly owned with the operator, Phillips 66, includes capital for the debottlenecking project at Wood River. This project is expected to be completed in the third quarter, increasing heavy oil processing capacity by approximately 18,000 barrels per day (bbls/d) gross.

Future growth

Cenovus continues to evaluate opportunities to direct capital towards future upstream growth projects, including those deferred earlier this year. The timing of project reactivation will depend on the company’s ongoing success in achieving cost reductions as well as additional fiscal and regulatory certainty.

The company is encouraged by the Government of Alberta’s recently announced climate change plan, which includes a carbon pricing regime and an overall emissions limit for the oil sands. Importantly, the plan directs revenue generated from the price on carbon towards the development of potentially game-changing technologies that could help oil sands producers reduce their greenhouse gas (GHG) emissions even further.

“These measures are a good first step in providing some of the fiscal and regulatory certainty we need,” said Ferguson. “With our rich portfolio of oil sands assets, I believe we have significant opportunity to increase shareholder value in the years ahead. We’ll make decisions about moving forward with additional growth opportunities when the timing is right.”

As part of its growth plans, the company has a regulatory application pending for a phase H expansion at Christina Lake. Cenovus anticipates approval of this additional oil sands growth project soon.

Cost reductions

Cenovus has already realized substantial reductions of 22% in its operating and general and administrative (G&A) costs in 2015. Additional savings have also been realized in capital costs. These savings include improved drilling efficiency and optimized scheduling and prioritization of repair and maintenance activities as well as reduced chemical costs and better oil sands waste disposal and handling processes. In 2016, the company will continue to focus on achieving additional cost reductions. This includes plans to move to a redesign of production facilities for new oil sands well pads. Building on lessons learned from operating commercial steam-assisted gravity drainage (SAGD) oil sands projects for nearly 15 years, Cenovus expects this innovative design approach will significantly reduce the

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scope and cost of infrastructure required for new well pads. The company’s 2016 budget incorporates cost savings achieved to date.

Operating costs ($/bbl)

	2016 Budget	2015 Guidance	% change[1]
Foster Creek
Fuel	2.50 - 3.00	2.75 - 3.00	-4
Non-fuel[2]	9.50 - 10.90	10.00 - 10.25	1
Subtotal	12.00 - 13.90	12.75 - 13.25	-
Impact of turnaround activity	0.50 - 0.60	-
Total	12.50 - 14.50	12.75 - 13.25	4
Christina Lake
Fuel	2.00 - 2.50	2.25 - 2.50	-5
Non-fuel[2]	5.90 - 7.30	6.00 - 6.25	8
Subtotal	7.90 - 9.80	8.25 - 8.75	4
Impact of turnaround activity	0.60 - 0.70	-
Total	8.50 - 10.50	8.25 - 8.75	12

1 Percentage change based on the midpoint of the ranges.

2 Excludes the impact of turnaround activity.

While operating costs at Foster Creek and Christina Lake are expected to be slightly higher next year compared with Cenovus’s forecast for 2015, the company anticipates costs will remain about 15% lower than they were in 2014. The expected cost increase from 2015 to 2016 is largely due to planned turnarounds and temporarily higher per-barrel costs associated with bringing on new production. Cenovus has three planned turnarounds scheduled for 2016 with an anticipated combined cost of approximately $32 million net or $0.60/bbl. There were no turnarounds at the company’s oil sands operations in 2015. Cenovus believes there are further opportunities to decrease operating costs as it completes its transition to a functional model and realizes additional efficiencies in its operations.

Production

Cenovus expects continued 2016 oil sands production growth of approximately 7% compared with its anticipated 2015 production. Oil sands production is expected to be impacted by the planned turnarounds in 2016, offset by expected incremental volumes from Foster Creek phase G as well as the optimization project and phase F expansion at Christina Lake.

“With two new oil sands expansions nearing completion and the Christina Lake optimization finished, we’re on track to increase our total net production capacity by approximately 35%, or 50,000 barrels per day,” said Ferguson. “We should begin to see incremental production from those expansions in the second half of 2016, with more significant volumes expected to come on stream in 2017.”

Cenovus’s 2016 conventional oil production is expected to be approximately 15% lower than its forecast production in 2015, largely due to the impact of the sale of its royalty interest and fee lands business in July of this year and expected natural declines. Total oil production is expected to remain consistent with 2015.

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Average net production forecast

	2016 Budget	2015 Guidance	% change[1]
Foster Creek (Mbbls/d)	66 - 72	66	5
Christina Lake (Mbbls/d)	78 - 85	75	9
Total oil sands (Mbbls/d)	144 - 157	141	7
Conventional oil (Mbbls/d)[2]	55 - 59	67	-15
Total oil (Mbbls/d)	199 - 216	208	—
Natural gas (MMcf/d)	370 - 400	437	-12

1 Percentage change based on the midpoint of the ranges.

2 Includes natural gas liquids (NGLs).

Risk management

As of today, Cenovus has approximately 15% of its 2016 oil production hedged at a volume-weighted average price of about C$80/bbl.

Current hedge positions for 2016

Hedges at Dec. 9, 2015	Volume	Price[1]
Crude — Brent Fixed Price, 2016
January - December	10,000 bbls/d	US$66.93/bbl
January - June	9,000 bbls/d	US$69.63/bbl
January - June	17,000 bbls/d	C$75.80/bbl
July - December	5,000 bbls/d	C$75.46/bbl
Crude — Brent Collars, 2016
July - December	10,000 bbls/d	US$45.55 - US$56.55/bbl
WCS Differential, 2016	31,600 bbls/d	US$(13.96)/bbl
January - December
Condensate, 2016 (purchase)	3,000 bbls/d	US$39.20/bbl
January - December

1 US$ hedges converted at a US$/C$ exchange rate of approximately $0.74 to calculate volume-weighted average price.

Through a combination of hedging, market access commitments and downstream integration largely provided by the company’s two U.S. refineries, Cenovus has positioned itself to mitigate the impact of swings in the Canadian light-heavy oil price differential for more than 85% of its anticipated 2016 heavy oil production. Together, these mechanisms help to support Cenovus’s financial resilience during this challenging period for the industry.

NOTE: Cenovus has made its 2016 guidance available at cenovus.com under ‘Investors.’

2016 Budget Conference Call and Webcast Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, December 10, 2015, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

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ADVISORY

Production Presentation Basis Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “budget”, “forecast” or “F”, “projected”, “project”, “could”, “should”, “may”, “focus”, “schedule”, “on track”, “potential”, “strategy”, “opportunity”, “position” or similar expressions and includes suggestions of future outcomes, including statements about: forecast operating and financial results; planned and potential future capital expenditures, including the timing and financing thereof; expected future production, including the timing, stability or growth thereof; growth projects and strategy; projections contained in our 2015 and 2016 guidance and budgets; our intended focus on capital discipline, cost control and balance sheet maintenance; projected sustainability of funding, including at certain potential oil prices; project plans and related schedules; strength of our competitive position; opportunity to increase shareholder value; growth opportunities; planned production facility redesign, including expected impacts thereof; expected project economics; improving cost structures; planned turnarounds and expected impacts thereof; potential dividends and dividend strategy; our financial resilience; forecasted commodity prices; our hedging program; and our position to mitigate the impact of swings in the light-heavy oil price differential. Readers are cautioned not to place undue reliance on forward-looking information, as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions and sensitivities disclosed in our 2015 and 2016 guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; projected supply costs; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2016 guidance, available at cenovus.com, assumes: Brent of US$52.75/bbl, WTI of US$49.00/bbl; WCS of US$34.50/bbl; NYMEX of US$2.50/MMBtu; AECO of $2.50/GJ; Chicago 3-2-1 Crack Spread of US$12.00/bbl; and an exchange rate of $0.75 US$/C$.

2015 guidance, updated October 29, 2015 and available at cenovus.com, assumes: an average diluted number of shares outstanding of approximately 819 million and 833 million for 2015 and the fourth quarter of 2015, respectively; Brent of US$54.75/bbl; WTI of US$49.70/bbl; WCS of US$36.30/bbl; NYMEX of US$2.75/MMBtu; AECO of $2.65/GJ; Chicago 3-2-1 Crack Spread of US$18.10/bbl; and an exchange rate of $0.78 US$/C$.

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The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company’s risk management program, including the impact of derivative financial instruments, the success of the company’s hedging strategies, the possibility that the company’s mitigation efforts may limit the benefit of positive swings in the light-heavy oil price differential in certain circumstances, and the sufficiency of the company’s liquidity position; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks; risks inherent to operation of the company’s crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt to adjusted EBITDA, net debt to adjusted EBITDA, debt to capitalization and net debt to capitalization; ability to access various sources of debt and equity capital, generally and on terms acceptable to Cenovus; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of Cenovus’s reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; ability to maintain the company’s relationships with its partners and to successfully manage and operate its integrated heavy oil business; reliability of the company’s assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in our AIF or Form 40-F for the year ended December 31, 2014 and “Risk Management” in our current and annual Management’s Discussion and Analysis (MD&A), available on SEDAR at sedar.com, EDGAR at sec.gov and on the company’s website at cenovus.com.

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TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $18 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Kam Sandhar	Brett Harris
Director, Investor Relations	Media Lead
403-766-5883	403-766-3420

Graham Ingram	Media Relations general line
Manager, Investor Relations	403-766-7751
403-766-2849

Steve Murray
Senior Analyst, Investor Relations
403-766-3382

Michelle Cheyne
Analyst, Investor Relations
403-766-2584

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